

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying NexBank Securities, Inc.'s Exemption Report in which (1) NexBank Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NexBank Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) NexBank Securities, Inc. stated that NexBank Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019, without exception. NexBank Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NexBank Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

Dallas, Texas
February 29, 2020



NEXBANK™
SECURITIES, INC.

NexBank Securities Inc.'s Exemption Report

NexBank Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2019 without exception.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2019 without exception.

____

NexBank Securities, Inc.

I, Stacy M. Hodges, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: FINOP

Date of Report: February 29, 2020